Exhibit 99.32

Sentry-Q: Quantum-Powered Security Platform Leads the Way in Meeting New U.S. Healthcare Cybersecurity Proposed Standards

MONTREAL, December 30th, 2024 – Quantum eMotion (QeM) . (TSX.V: QNC) (OTCQB: QNCCF) recently announced the commercialization of its quantum-powered security platform, Sentry-Q, designed to fortify digital therapeutics (DTx) against advanced cyber threats. This launch is timely, coinciding with newly proposed healthcare cybersecurity regulations aimed at addressing rising vulnerabilities and underscoring the urgency of safeguarding healthcare systems.

Last week, the U.S. government proposed new cybersecurity regulations to mitigate the impact of healthcare data breaches. This initiative responds to significant cyberattacks on healthcare organizations such as Ascension and UnitedHealth, which have compromised the sensitive information of millions of Americans. The proposals include measures such as enhanced data encryption to prevent unauthorized access even if data is leaked and implementing compliance checks to ensure that networks adhere to cybersecurity standards (https://www.hhs.gov/about/news/2024/12/27/hhs-office-civil-rights-proposes-measures-strengthen-cybersecurity-health-care-under-hipaa.html).

QeM’s cutting-edge technology fully meets the latest U.S. healthcare cybersecurity recommendations. Its Sentry-Q platform harnesses the power of pure Entropy-as-a-Service (EaaS), generated by its advanced QRNG2 technology, seamlessly integrated with classical and post-quantum cryptography (PQC). This robust approach ensures the secure transmission of sensitive healthcare data, providing real-time protection and safeguarding confidentiality against both current and emerging quantum threats.

By meeting regulatory requirements, QeM’s technology helps healthcare organizations proactively counter future threats while advancing secure digital transformation. QeM has achieved the prestigious ISO/IEC 27001:2022 certification. This certification encompasses Quantum eMotion’s security management of applications and systems for its quantum-based cybersecurity software and hardware solutions, including cryptographic solutions.

On December 13, 2024 the Board of QeM granted Edward Lawrence Moore, CTO, 600,000 options to purchase common shares, and Marc Rousseau, CFO was granted 350,000 options to purchase common shares.

About QeM

The Company aims to address the growing demand for affordable hardware and software security for connected devices. QeM has become a pioneering force in classical and quantum cybersecurity solutions thanks to its patented Quantum Random Number Generator, a security solution that exploits the built-in unpredictability of quantum mechanics and promises to provide enhanced protection for high-value assets and critical systems.

The Company intends to target highly valued Financial Services, Healthcare, Blockchain Applications, Cloud-Based IT Security Infrastructure, Classified Government Networks and Communication Systems, Secure Device Keying (IOT, Automotive, Consumer Electronics) and Quantum Cryptography.

For further information, please visit our website at https://www.quantumemotion.com/ or contact:

Francis Bellido, Chief Executive Officer

Tel: 514.956.2525

Email: info@quantumemotion.com

Website: www.quantumemotion.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This press release may contain forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to vary materially from targeted results. Such risks and uncertainties include those described in the Corporation’s periodic reports including the annual report or in the filings made by Quantum from time to time with securities regulatory authorities.